23 July 2007

07025538

SUPPL

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 6, 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

Enc

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 23Jul07.DOC

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	23-Jul-2007 17:15:11
Announcement No.	00064

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 6, 2007
Description	Attached is the operating performance for the 4 weeks (Period 6) from 2 June 2007 to 29 June 2007.
Attachments:	NOL_Operating_Performance_for_P6_2007.pdf Total size = **32K** (2048K size limit recommended)

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Monthly Unaudited Operational Update

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

23 July 2007

NOL's liner operating performance metrics for the 4 weeks (Period 6) from 2 June 2007 to 29 June 2007 are as follows:

	Period 6, 2007	Period 6, 2006	% Change		YTD 2007	YTD 2006	% Change
Liner							
a) Volume (FEU)	185,700	165,200	12		1,123,500	1,012,400	11
b) Average Revenue Per FEU (US$/FEU)	2,726	2,599	5		2,592	2,650	(2)

For the four weeks of P6, 2007, liner volumes increased 12% over the same period last year as container demand remained strong. The 5% YoY increase in average revenue per FEU (Forty-foot Equivalent Unit) reflected rate improvements in key trade lanes.

P6 YTD liner volumes increased 11% over the corresponding period last year, while YTD average revenue per FEU has recovered to within 2% lower than P6 YTD, 2006 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 6, 2007)


APL Average Revenue per FEU (2005-2007)
US$/FEU
3,000
2,800
2,600
2,400
2,200
Period 6, 2007
Y-o-Y : +5%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
Period

END